WaferGen Bio-systems, Inc.
Bayside Technology Center
46531 Fremont Blvd.
Freemont, CA 94538

January 16, 2008

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

WaferGen Bio-systems, Inc.
Form SB-2 Registration Statement
(File No. 333-146239) Request for Acceleration

Ladies and Gentlemen:

WaferGen Bio-systems, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement under Rule 461 of the Securities Act of 1933, as amended and declare the Registration Statement effective at 4:00 PM, Eastern Standard Time, on Friday, January 18, 2008, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WaferGen Bio-systems, Inc.

By: /s/ Alnoor Shivji
Alnoor Shivji
President